The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

May 10, 2007

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Michael Fay, Accounting Branch Chief

RE:

Your comment letter of March 20, 2007

The Standard Register Company

Form 10-K for the fiscal year ended December 31, 2006

File No. 001-11699

Dear Mr. Fay

This letter sets forth the responses of The Standard Register Company (the “Company”) to the Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) letter dated March 20, 2007 with regard to the above-referenced filings.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff’s letter and followed each comment with our response.  The numbered comments of this letter correspond to the numbered comments of the Staff’s letter.  References to “we,” “our,” or “us” mean the Company.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10K:  For the Year Ended December 31, 2006

Reports of Independent Registered Public Accounting Firm, page 34 and 35

1.

Comment - Please ensure that the signature of the firm is included.

Response - The signature of our Independent Registered Public Accounting Firm was included in our printed Form 10K for the year ended December 31, 2006.  However, the conformed signature was inadvertently missed in our EDGAR filing with the SEC.  We will ensure that the signature is included in all future filings.

Notes to Consolidated Financial Statements, page 41

Note 1 – Summary of Significant Accounting Policies, page 41

Long-Lived Assets, page 42

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

2.

Comment - Please include the disclosures specified in paragraph 22 of SFAS 143 as appropriate in regard to asset retirement obligations recorded.  Also, disclose where such obligations are reported for each balance sheet presented.

Response - We do not have any asset retirement obligations recorded on our balance sheet at December 31, 2006 or January 1, 2006; therefore, the disclosure requirements of paragraph 22 of SFAS 143 are not applicable.  We believe that this is currently not a significant accounting policy for the Company and will remove the policy disclosure from future filings.

Software Development Costs, page 42

3.

Comment - Since you sell software products to your customers, it appears that some of your software development costs should be accounted for under SFAS 86.  However, your accounting policy only makes reference to costs being accounted for under SOP 98-1.  Accordingly, for each period presented, please tell us the amount of costs that were capitalized by software project and describe for us the underlying project.  Additionally, provide us with an analysis that supports your capitalization.

Response - All software development costs under SFAS 86 are charged to expense until technological feasibility (which we refer to as “feature complete”) is reached.  Capitalization of software development costs begins once technological feasibility has been established for the product.  Technological feasibility is established upon completion of a detailed program design, or in its absence, completion of a working model.  Capitalization of costs ends when the product is available for general release to the customer. These software development costs are then amortized over the estimated useful lives of the software, and reported at the lower of unamortized cost or net realizable value.

For 2005, and 2004, we capitalized $485,605 and $820,092 for the costs of computer software to be sold, leased, or otherwise marketed under the guidance of SFAS 86.  We did not capitalize any similar costs in 2006.

The entire amount capitalized in 2005 relates to our former wholly-owned subsidiary, InSystems Corporation (InSystems), that was reclassified to discontinued operations upon its sale in 2006. InSystems specialized in document and compliance automation software for the insurance industry. The product enhancement amounts capitalized by project are as follows:

Project Name

Project Description

Amount

Document Services

New release of existing software application

$  57,798

Calligo

New release of existing software application

$191,042

Tracker

New release of existing software application

$104,229

Correspondence

New release of existing software application

$  46,934

Writer

New release of existing software application

$  50,827

Other

New release of existing software application

$  34,775

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

The amount capitalized in 2005 was determined on a project-by-project basis and represents payroll and payroll-related costs for employees who were directly associated with and devoted time to the software project.  Time directly spent on each project and the related activities being performed were captured by each individual employee and used to calculate the capitalizable costs based upon their respective daily rate.

Of the amount capitalized in 2004, $708,000 relates to the fair value assigned to software acquired with the asset purchase of PenForms, LLC in 2004.  The software purchased was a fundamental component of our digital pen and paper solution being developed and marketed by our Digital Solutions segment.  The remaining amount relates to internal costs for new releases of existing software applications capitalized by InSystems and calculated in the same manner as described above.

4.

Comment - In addition, please disclose (a) the information required by paragraphs 11 and 12 of SFAS 86, (b) the location in your financial statements where software costs are capitalized, and (c) the associated useful life.  For further transparency, disclose the most significant programs for which software costs are capitalized both under SOP 98-1 and SFAS 86, and the associated amounts at the latest balance sheet date presented.

Response

Software Development Costs Capitalized under SFAS 86

The unamortized amount of software development costs under SFAS 86 included on our balance sheet was $59,000 at December 31, 2006 and $8,468,000 at January 1, 2006, the majority of which related to InSystems, our discontinued operation.

Since the amount of software development costs remaining at the end of 2006 was immaterial, and the majority of the 2005 ending balance was included with assets of discontinued operations, we did not believe that the above disclosures were necessary in our Form 10K for the year ended December 31, 2006.  Upon further review, we have concluded that we could have separately disclosed the January 1, 2006 balance and related amortization expense in Note 2 Discontinued Operations.  Our InSystems segment was sold in 2006.  Should the amounts become material in the future, we will include all the required SFAS 86 disclosures referenced in your comment.

We note that in our Form 10K for the year ended January 1, 2006, the total amount of software development costs were separately disclosed on the face of our Consolidated Balance Sheets. The disclosures required by paragraph 11 of SFAS 86 and the useful life was disclosed in Note 1 to our Consolidated Financial Statements on page 51 and Note 3 on page 55.

Paragraph 12 of SFAS 86 specifies that the disclosure requirements for research and development costs under SFAS 2 include costs for a computer software product to be sold.  We include such costs in our disclosure of research and development costs in Note 1 to our Consolidated Financial Statements for the period ended December 31, 2006, and on the face of our Consolidated Statements of Income in our Form 10K for the year ended January 1, 2006.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Software Development Costs Capitalized under SOP 98-1

For software development costs capitalized under SOP 98-1, we will expand our disclosure in our Form 10K for the year ended December 30, 2007 to include a description of the most significant programs for which software costs are capitalized and the associated amounts at the latest balance sheet date presented.  Our disclosure would be similar to the following:

Software Development Costs

Costs incurred during the application development stage and implementation stage in developing, purchasing, or otherwise acquiring software for internal use and website development costs are capitalized and amortized over a period of five years.  Costs incurred during the preliminary project stage are expensed as incurred.  The carrying value of capitalized internal use software is included in Plant and Equipment in our Consolidated Balance Sheets and totaled $18,112,661 at December 31, 2006, and $17,258,581 at January 1, 2006.  These amounts are related to production, invoicing, and warehousing systems; customer interface portals and account management tools; and system management, security and desktop applications.

Revenue Recognition, page 42

Service Revenue, page 43

5.

Comment - Please explain to us your revenue recognition specific to membership fees and why you believe such treatment is appropriate.  Tell us the amount of membership fee revenue recognized in each of the last three fiscal years and the significant terms and conditions (for example, membership period, refund policy, etc.) and customer benefits associated with membership fee arrangements.

Response - The applicable GAAP guidance for the recognition of membership fees is set forth in Staff Accounting Bulletin (SAB) 101.  SAB 101 specifies that revenue should not be recognized until it is realized or realizable and earned.  Within SAB 101, SFAC No. 5 is referenced as stating that “If services are rendered or rights to use assets extend continuously over time, reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

Our policy for recognizing membership fee revenue is consistent with the GAAP guidance set forth in SAB 101.  Membership fee revenue is billed on a quarterly basis per the contractual agreement and recognized after the services are performed.  Membership fee revenue was $171,872, $349,324, and $344,392 in 2006, 2005, and 2004, respectively.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

As part of the membership arrangement, we agree to develop and maintain a “GlobalPrint Network” through a network of firms designated as Alliance Partners.  The terms of the agreement are such that membership fees received grant a non-exclusive license to the Alliance Partner for the use of the information and skills that Standard Register has acquired for use solely in the manufacture and marketing of products and equipment of various types, including information and skills specified in the contractual agreement.  The initial term of these agreements are typically five years and are automatically renewable.  Payments are due and payable on a quarterly basis.

Software Revenue, page 43

6.

Comment - Please explain to us in detail and disclose, how you recognize revenue for each different type of software arrangement and the reason your accounting is appropriate.  Refer to SOPs 97-2, 98-9, and 81-1.

Response - Our Document Systems business licenses its LinkUp® Enterprise (LUE) software and its Patient Linkup® Enterprise (PLUE) software in combination with postcontract customer support (“PCS”) and/or professional services.  The software has also been licensed on a standalone basis without any PCS or professional services.  These licenses are sold as perpetual licenses.  Total software revenue, including software license fees, post contract support, and professional services, included in continuing operations was $9,125,000 $5,758,000 and $8,547,000 in 2006, 2005, and 2004 respectively.

Our former wholly-owned subsidiary-InSystems also entered into software licensing arrangements. While part of Standard Register, InSystems specialized in document and compliance automation software for the insurance industry which was only licensed in combination with PCS and/or professional services.  These licenses were sold as perpetual licenses.  Total software revenue, including software license fees, post contract support, and professional services, included in discontinued operations was $4,897,000, $11,175,000, and $11,922,000 for 2006, 2005, and 2004, respectively.

We have concluded that both Document Systems and InSystems have multiple deliverable arrangements that fall under the accounting guidance of SOP 97-2 because the arrangements (i) do not require significant production, modification, or customization of the software and (ii) the software is not incidental to the services as a whole.  We evaluated the criteria under SOP 97-2 and allocated revenue to the separate elements because we concluded that there is vendor-specific objective evidence (“VSOE”) of the fair value of each element in the arrangement.  See our analysis related to the PCS and service elements in response to comments 7 and 8.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Document Systems has catalog prices established for the different pieces of software they license.  They can and do sell the software to customers on a standalone basis (without PCS or services); therefore, there is sufficient VSOE as to the fair value of the delivered software.  We recognize the license revenue from these license agreements when evidence of the arrangement exists, delivery of the software has occurred, and all other revenue recognition criteria is met. Total license fee revenue recognized was $3,148,000, $1,988,000, and $2,988,000 for 2006, 2005, and 2004, respectively.

InSystems, on the other hand, does not sell their software on a standalone basis; therefore there is not sufficient VSOE of the fair value of the delivered software. However, SOP 98-9 amended SOP 97-2 for limited circumstances where there is VSOE of fair value for all undelivered elements, but VSOE of fair value does not exist for one or more delivered elements.  As long as all other applicable revenue recognition criteria of SOP 97-2 are met and the fair value of all the undelivered elements is less than the arrangement fee, the elements, including the service element, are separated and the arrangement fee is allocated using the residual method.  Under this method, (i) the total fair value of the undelivered elements described above (the PCS and services) was deferred and recognized as the services were performed and (ii) the difference between the total arrangement fee and the amount deferred for the PCS and services was recognized as revenue to the delivered software upon receipt of a signed agreement, delivery of the software has occurred, and all other revenue recognition criteria was met. Total license fee revenue recognized was $929,000, $2,303,000, and $2,040,000 for 2006, 2005, and 2004, respectively.

SOP 81-1 is not applicable, because we do not have any arrangement to deliver software or software systems that requires significant production, modification, or customization of software.

7.

Comment - Additionally, explain to us in detail the specific terms associated with the maintenance agreements, describe to us the types of services that are provided under the maintenance agreements, and explain to us how the amount of revenue allocated to the maintenance agreements is in accordance with paragraphs 10, 56, & 57 of SOP 97-2.

Response - Maintenance agreements in our disclosure contained in Form 10K for the year ended December 31, 2006, consist of PCS or, as we internally refer to them, “Software Support.”  The services included in our Software Support Agreement include telephone assistance, software problem corrections, the right to unspecified upgrades on a when-and-if- available basis, and, in the case of Document Systems, a minimal amount of additional professional services, if requested by the customer. The initial term of the software support is between 12 and 15 months and can be renewed for successive periods of one year.

Paragraph 10, 56, and 57 of SOP 97-2 relate to allocating revenue to postcontract customer support. Unspecified upgrades are considered PCS under SOP 97-2 and are not considered a separate software element from the PCS.  We allocate the amount of revenue to the PCS element based on VSOE of the fair value.  SOP 97-2 provides guidance that the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is the renewal rate).

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Consistent with this accounting guidance, our Document Systems business uses its catalog prices to establish the fair value assigned to its software support which equates to the renewal rate when the software support is sold separately.  Total software support revenue recognized was $2,191,000, $1,472,000, and $1,544,000 for 2006, 2005, and 2004, respectively.

Our discontinued operation, InSystems, also recorded maintenance fee revenue that is included under discontinued operations.  Their software support was stated as 20% or 25% of the license fee, depending on the product.  This was the fair value allocated to the PCS element which equated to the renewal rate when the software support was sold separately.  Total software support revenue recognized was $2,564,000, $6,430,000, and $5,982,000 for 2006, 2005, and 2004, respectively.

The amount allocated to the software support element is recognized ratably over the term of the support agreement in accordance with paragraph 57 of SOP 97-2.

8.

Comment - With regard to the professional services you provide, please tell us whether this service element is accounted for separately from the software as the services are performed and provide us a full analysis to support your accounting.  Refer to paragraphs 63-71 of SOP 97-2.

Response - For both businesses, Document Systems and InSystems, the professional services were accounted for separately from the software and PCS as the services were performed.  The types of services performed include training, software installation, building simple interfaces, and consulting services such as implementation support, forms design and system configuration.  We reviewed the guidance of paragraphs 63-71 of SOP 97-2 which specifies the criteria to be met in order to account for the service element separately and how revenue should be allocated among the service and software elements of the contract.  Our analysis is as follows:

Separating the Elements

Sufficient VSOE of fair value must exist –YES

In order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist for the separate elements as discussed in paragraphs 65 and 10 of SOP-97-2.  VSOE of fair value is limited and can be sufficient if there is an established price charged when the element is sold separately or is intended to be sold separately.

PCS – As discussed in our response to comment 7, both Document Systems and InSystems can demonstrate there is VSOE of the fair value of the PCS element.

Software – As discussed in our response to Comment 6, Document Systems has sufficient VSOE as to the fair value of the delivered software.  For InSystems, as long as all other applicable revenue recognition criteria are met and the fair value of all the undelivered elements is less than the arrangement fee, the elements, including the service element, can be separated and the arrangement fee allocated using the residual method.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Services – We offer and have performed training, installation, and consulting services not related to the sale of software.  For example, we contract with our customers for services to assist them with installation of prior upgrades or for additional forms design to be used with the software they are currently using.  We have standard rates for the different types of services we perform which we use to establish the fair value of these services.

The services must not be essential to the functionality of any other element of the transaction – YES

We concluded that the services are not essential to the functionality of any other elements based on criteria outlined in paragraphs 68-70.

•

We consider the software in the arrangement to be “off-the-shelf-software.” Customers can use the software with little or no customization.  It is not core software and we do not change the source code during installation.

•

The services do not include significant alterations to the features or functionality of the software.

•

The performance of the other elements (PCS and services) is not required for the customer to use the off-the-shelf-software.  Customers have purchased the software without postcontract support and have purchased the software and installed it on their own.

•

The timing of payment for the software is not tied to the performance of the services.

The services must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services – YES

We concluded that we meet the requirements of paragraph 71.  The total price of the arrangement would vary significantly if the professional services were not included.  The services are stated separately in the agreement or purchase order and include the following characteristics:

•

The type of services are primarily implementation services such as loading software, building simple interfaces, training, etc. and are available from other vendors.

•

We are an experienced provider of the services

Allocating Revenue among the Elements

The revenue arrangements of Document Systems meet all of the criteria for separate accounting and revenue is allocated to the service element based on VSOE of fair values.  Revenue allocated to the service element is recognized as the services are performed and totaled $3,785,000, $2,297,000, and $4,013,000 for 2006, 2005, and 2004, respectively.

As discussed in our response to comment 6, since InSystems did not have sufficient VSOE of fair value for all elements of the arrangement, they followed the residual method to allocate revenue to the service element as permitted by SOP 98-9.  Revenue for services was recognized as the services were performed and totaled $1,404,000, $2,442,000, and $3,900,000 for 2006, 2005, and 2004, respectively.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

5.

Comment - Further, please tell us whether there was any unbilled accounts receivable recorded for any of your revenue arrangements at the balance sheet dates presented and the amounts of such.  Describe for us the types of contracts underlying any of the unbilled accounts receivable and the reason for unbilled amounts.

Response - The amount of unbilled accounts receivable recorded was $0 at December 31, 2006 and $456,000 at January 1, 2006.  The $456,000 was included in assets of discontinued operations in our Consolidated Balance Sheets in our Form 10K for the year ended December 31, 2006.  The unbilled accounts receivable represented amounts earned under software contracts of InSystems where the contract was signed and the software product was delivered but had not yet been billed or was not billable at the balance sheet date according to the contract terms.

Revenue Arrangements with Multiple Deliverables, page 43

10.

Comment - Please tell us and disclose the nature of the arrangements containing multiple deliverables and associated significant performance, cancellation, termination and refund provisions.  Tell us and disclose the separate elements associated with the multiple deliverable arrangements and the related accounting units to which they apply.  Also, tell us and disclose the effect of the terms and conditions of the arrangements in establishing accounting units and how revenue is allocated to delivered and undelivered elements.

Response - We provide our customers with custom printed documents and custom document warehousing services – these are the elements of the multiple deliverable arrangements referenced in Note 1, page 43.  Our customers are paying us to produce and deliver custom documents when they are ready for them, where they want them, and in the quantities they desire.

Each customer’s combination of document needs, document designs, rates of usage and delivery requirements is unique.  For larger quantities that will be consumed over a period of time, it is often advantageous to the customer for us to make long production runs.  This reduces the number of costly press set-ups and other order entry costs, but requires that we store the custom finished product for delivery to the customer in smaller quantities in the future.  The rate of withdrawal from storage is typically not known with precision when we produce the order.

The typical customer purchasing long-run custom documents that require storage negotiates a bundled price for the product, freight to the warehouse, warehousing labor, warehousing space, custom delivery options and financing.  They pay us the agreed upon all-in price as they receive each shipment from the warehouse.  This simplification is part of our value proposition that helps the customer manage the purchasing and cost allocation for the many different documents; each with their own rates of usage and periods of storage.

Because these are custom printed documents, cancellation, termination and refund provisions do not exist.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Paragraph 9 of EITF 00-21 states, “In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all three criteria are met.”

If all three criteria are not met, than the delivered items are not accounted for as separate units of accounting, but rather as one transaction.  The following is our analysis of why we do not separate the arrangement into separate elements for revenue recognition purposes:

Criteria 1:  Does the delivered item(s) have standalone value to the customer? - NO

The standalone value of our custom printed documents that are produced in economic run quantities, stored and shipped in smaller package increments on demand is not determinable because it is linked to the document management and warehousing services provided.  As a result, objective evidence of the standalone fair value does not exist.

Criteria 2:  Is there objective and reliable evidence of the fair value of the undelivered item? - NO

Customers are paying for a delivered custom document - when they are ready for them, where they want them, and in the quantities they desire.  The business document industry, which represents the majority of our customers, has historically bundled storage services into the price of the delivered document.

In the majority of instances these elements are combined into the price of the printed document negotiated with the customer.  Whenever the warehousing services are invoiced separately at the customer’s request, the amount is individually negotiated and does not necessarily represent the fair value of the warehousing services.

Storage services provided by third party warehouses are a very different business model and do not provide valid evidence of the fair value of our document storage.  There are many third party warehouses that provide the service of storing documents; however, these providers charge for their services exclusively on a square footage and activity basis.  By bundling our storage services into the custom print order, we are using a very different model that establishes a fixed price for both the document and the storage regardless of storage length, activity level and space requirements.  The Company is only able to bill in this manner because we are selling the value of the delivered document not the document storage.  No third party would charge in this manner making a comparable third party comparison of value not applicable.

Criteria 3:  Does the arrangement include a general right of return relative to the delivered item?  If so, is the delivery or performance of the undelivered item(s) considered probable and substantially in control of the vendor? – NOT APPLICABLE

A general right of return does not exist.  Custom documents have value only to the customer who requested the documents be printed.  The customer is obligated to accept those documents and therefore a right of return does not exist.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

As disclosed in Note 1 under Revenue Recognition, we have two arrangements where products custom made to the customers specifications are stored in the Company’s warehouses: “invoice stored” and “invoice released”.  Invoice Released arrangements are approximately 80% of these transactions.  Since the multiple deliverable elements do not meet all of the criteria for separate units of accounting, we concluded that the revenue recognition policy should be determined for the entire arrangement as product revenue.  Under “invoiced released” arrangements, the customer is not invoiced and revenue is not recognized until the product is released from storage at the customer’s request.  The finished product remains in the Company’s inventory until released to the customer.  Under this arrangement, title and risk of ownership remain with the Company until the product is released to the customer.  Under “invoiced stored” arrangements, the customer is invoiced and revenue is recognized when the manufacturing is complete and the product is placed in storage. The finished product is not included in the Company’s inventory and title and risk of ownership have passed to the customer.

We will expand our disclosure in our Form 10K for the year ended December 30, 2007 to describe the nature of the arrangements containing multiple deliverables and associated significant performance, cancellation, termination and refund provisions.  We will also disclose the fact that the deliverables are not separable into units of accounting and how the revenue is recognized.

Note 7 – Other Current Liabilities, page 51

11.

Comment - Please tell us if other current liabilities include any individual amounts in excess of five percent of total current liabilities, and if so, separately disclose such amounts pursuant to Rule 5-02.20 of Regulation S-X.

Response - At December 31, 2006 and January 1, 2006, the balance of other current liabilities does not include any individual amounts in excess of five percent of total current liabilities.  We do not believe we have any additional liabilities to separately disclose pursuant to Rule 5-02.20 of Regulation S-X.

Note 12 – Share-Based Compensation, page 54

12.

Comment - Please disclose the information specified in paragraph A240 (h) of FAS 123R for nonvested stock option awards.

Response - Paragraph A240(h) of SFAS 123R requires disclosure as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.  Our interpretation of this disclosure was that it pertained to nonvested shares that were awarded, but not to unvested options. Since the amount was omitted from our SFAS 123R disclosures in our Form 10K for the year ended December, 31, 2006, we provided this disclosure in our Form 10Q for the period ended April 1, 2007.

The Standard Register Company

Form 10K:  For the Year Ended December 31, 2006

File Number:  001-11699

Note 15 – Segment Reporting, page 63

13.

Comment - Please disclose product and service information pursuant to paragraph 37 of FAS 131.

Response - In preparing our Consolidated Financial Statements, we have considered the disclosure requirements of paragraph 37 of SFAS 131 that requires a company to report revenues from external customers for each product and service or each group of similar products and services.  In our segment footnote, we describe the significant product and services included in each of our three reportable segments: Document and Label Solutions, POD Services, and Digital Solutions.  We also disclose that our segments are reported internally by the type of products they produce and the services they perform.  We believe that the products and services contained within our reportable segments are groups of similar products and services, and are not overly broad.

In our segment footnote, we disclose revenue from external customers for each of our reportable segments.  Revenues of our remaining operating segments, which individually do not meet the quantitative thresholds for separate disclosure as a reportable segment, represent less than 7% of consolidated revenues for each of the years presented.

Paragraph 101 of SFAS 131 states that “the required disclosures (of paragraphs 36-39) need be provided only if they are not included as part of the disclosures about segments.”  Based on our assessment that our reportable segments include similar products and services, we believe that we have provided disclosure of revenues consistent with the objectives of SFAS 131 and to provide additional disclosure of revenues would be redundant.

Beginning with our 10Q for the period ended April 1, 2007, our Document Systems operating segment previously included in Other met the quantitative thresholds for reportable segments.  This should provide even more transparency into our disclosure of revenues.

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-221-1000.

Sincerely,

/S/ CRAIG J. BROWN

Craig J. Brown

Senior Vice President, Treasurer and

Chief Financial Officer